Exhibit 15.3
CAPITALIZATION AND INDEBTEDNESS
The following table sets out our called up share capital, and the borrowings and indebtedness of Vodafone Group Plc, its consolidated subsidiaries and share of joint ventures, referred to as the “Group”, at March 31, 2010.

At March 31,
2010
£
(in millions)
Borrowings and Indebtedness
Short-term borrowings	11,163
Short-term derivative financial instruments *	99

Total short-term borrowings	11,262

Long-term borrowings	28,632
Long-term derivative financial instruments *	361

Total long-term borrowings	28,993

Total borrowings and indebtedness	40,255

Share Capital
Called up share capital (57,809,246,732 ordinary shares allotted, issued and fully paid)	4,153
Treasury shares held (5,146,112,159 shares)	(7,810)
Additional paid-in capital	153,509
Retained losses	(79,655)
Accumulated other comprehensive income	20,184

Total equity and shareholders’ funds	90,381

Total Capitalization and Indebtedness	130,636

*	Certain mark to market adjustments on financing instruments are included within derivative financial instruments, a component of trade and other payables

(1)	At March 31, 2010, all borrowings and indebtedness are unsecured, except for indebtedness in respect of Vodafone Essar of INR150.5 billion and Vodafone Holdings SA Pty Limited of ZAR4.85 billion.

(2)	At March 31, 2010, the Group had contingent indebtedness relating to outstanding guarantees, performance bonds and other contingent indebtedness items totaling £818 million.

(3)	At March 31, 2010, the Group had cash and cash equivalents of £4,423 million, investments in index linked government bonds of £388 million and trade and other receivables which comprise certain mark to market adjustments on financing instruments of £2,128 million, giving total net borrowings and indebtedness of £33,316 million.

(4)	The Group’s outstanding US and euro commercial paper, reported within short term borrowings in the above table, increased by €209 million and decreased by US$204 million between March 31, 2010 and May 18, 2010.

(5)	Other than the changes mentioned in the above footnotes and changes due to movements in foreign exchange rates, there has been no material change in the capitalization and indebtedness of the Group since March 31, 2010.